Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF ITEMS 2 AND 4 OF THE MINUTES OF THE 304th BOARD OF DIRECTORS MEETING HELD ON OCTOBER 27, 2021.

As Secretary of the Board of Directors Meeting, I CERTIFY that items (2) “Election of Statutory Management” and 4 “Oi News (...)” of the Minutes of the 304th Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization held on October 27, 2021, at 9:30 a.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

"Moving on to item (2) of the Agenda, the Board members unanimously approved the election of Mr. Rogério Takayanagi, Brazilian, engineer, married, bearer of identity card Nr. 38.443.688-2, issued by the SSP/SP, enrolled at the CPF/ME under Nr. 645.463.651-87, with business address at Rua Humberto de Campos, 425, 8th floor, Leblon, Rio de Janeiro - RJ, for the position of Officer without specific designation, from November 1, 2021, for a term of office of two (2) years, in accordance with paragraph 2 of article 34 of the Company's Bylaws. The elected Director declares, under penalty of law, that he has not been convicted of any crime under the law that would prevent him from exercising the position for which he was nominated, and made the declaration provided in paragraph 4 of article 147 of the Law n. 6.404/76, and will take office on November 1, 2021.".

“Moving on to item (4) of the Agenda, (...) Finally, Mr. Rodrigo Abreu informed the Board Members about the end of the Mr. Antonio Rabelo's term as Chief Legal Officer (Statutory) in October 30, 2021. The Board members expressed their gratitude to Mr. Antonio Rabelo, acknowledging his dedication and commitment throughout the period in which he held his position, as well as the excellent results obtained during this period. (...)”.

All members of the Board of Directors were present in the meeting and signing members Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Luís Maria Viana Palha da Silva, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana and Mr. Raphael Manhães Martins.

Rio de Janeiro, October 27, 2021.

Luciene Sherique Antaki

Secretary of the Meeting